UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FIDELITY NATIONAL FINANCIAL, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

FNFV Group Common Stock, $0.0001 par value

(Title of Class of Securities)

31620R402

(CUSIP Number of Class of Securities)

Michael L. Gravelle

Executive Vice President, General Counsel and Corporate Secretary

Fidelity National Financial, Inc.

601 Riverside Avenue

Jacksonville, Florida 32204

(904) 854-8100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Michael J. Aiello, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$185,000,000.00	$21,497.00

(1)	The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $185,000,000.00 in the aggregate of up to 12,012,987 shares of FNFV Group common stock, par value $0.0001 per share, at the maximum tender offer price of $15.40 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $116.20 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO relates to the offer by Fidelity National Financial, Inc., a Delaware corporation (“FNF” or the “Company”), to purchase for cash, using cash attributed to its FNFV Group, up to $185,000,000.00 in value of shares of its FNFV Group common stock, par value $0.0001 per share (the “Shares”), at a price of not less than $14.30 nor greater than $15.40 per Share upon the terms and subject to the conditions described in the Offer to Purchase, dated February 23, 2015 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is being filed in accordance with Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO, and as more particularly set forth below.

Item 1. Summary Term Sheet.

The information under the heading “Summary Term Sheet,” included in the Offer to Purchase, is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Fidelity National Financial, Inc. The address and telephone number of the issuer’s principal executive office are 601 Riverside Avenue, Jacksonville, Florida 32204, (904) 854-8100.

(b) The subject securities are shares of FNFV Group common stock. As of February 20, 2015, there were 91,171,787 Shares issued and outstanding. The information set forth in the Offer to Purchase under the heading “Introduction” is incorporated herein by reference.

(c) Information about the trading market and price of the Shares set forth in the Offer to Purchase under the heading “Section 8 — Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) The filing person to which this Schedule TO relates is Fidelity National Financial, Inc. The address and telephone number of FNF is set forth under Item 2(a) above. The names and business address of the directors and named executive officers of FNF are as set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares,” and such information is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The material terms of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Section 1 — Number of Shares; Purchase Price; Proration,” “Section 2 — Purpose of the Offer; Certain Effects of the Offer,” “Section 3 — Procedures for Tendering Shares,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Shares and Payment of Purchase Price,” “Section 6 — Conditional Tender of Shares,” “Section 7 — Conditions of the Offer,” “Section 9 — Source and Amount of Funds,” “Section 11 — Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares,” “Section 13 — Material United States Federal Income Tax Consequences,” “Section 14 — Effects of the Offer on the Market for Shares; Registration under the Exchange Act” and “Section 15 — Extension of the Offer; Termination; Amendment” are incorporated herein by reference.

(b) Information regarding purchases from officers, directors and affiliates of FNF set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e) The information set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Information regarding the purpose of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2 — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(b) Information regarding the treatment of Shares acquired pursuant to the Tender Offer set forth in the Offer to Purchase under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c) Information about any plans or proposals set forth in the Offer to Purchase under the headings “Section 2 — Purpose of the Offer; Certain Effects of the Offer” and “Section 11 — Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds” is incorporated herein by reference.

(b) Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds” is incorporated herein by reference.

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth under the heading “Section 11 — Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

(b) The information set forth under the heading “Section 11 — Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth under the headings “Summary Term Sheet” and “Section 16 — Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a)-(b) Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth under the heading “Section 11 — Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

(a)(2) The information set forth under the heading “Section 12 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth under the heading “Section 12 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.

(a)(5) There are no material pending legal proceedings relating to the Offer. The information set forth under the heading “Section 12 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated February 23, 2015.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 23, 2015.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 23, 2015.

(a)(1)(F)	Letter to Fidelity National Financial, Inc. 401(k) Profit Sharing Plan Participants, dated February 23, 2015.

(a)(1)(G)	Direction Form for Participants in the Fidelity National Financial, Inc. 401(K) Profit Sharing Plan, dated February 23, 2015.

(a)(1)(H)	Letter to Holders of Certificates for FNF Class A Common Stock or Fidelity National Title Group, Inc. Common Stock, dated February 23, 2015.

(a)(1)(I)	Summary Advertisement, dated February 23, 2015.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release issued by Fidelity National Financial, Inc. on February 23, 2015.

(a)(5)(B)	Press release issued by Fidelity National Financial, Inc. dated February 18, 2015 (incorporated by reference to Exhibit 99.1 to the Registrant’s SC TO-C filed on February 18, 2015).

(a)(5)(C)	FNFV Investor Presentation Winter 2015, dated February 18, 2015 (incorporated by reference to Exhibit 99.1 to the Registrant’s SC TO-C filed on February 18, 2015).

(b)	None.

(d)(1)	Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan, as amended and restated, effective as of August 4, 2014 (incorporated by reference to Exhibit 99.1 to the Registrant’s Form S-8 filed on August 15, 2014).

(d)(2)	Fidelity National Title Group, Inc. Employee Stock Purchase Plan, effective as of September 26, 2005 (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013).

(d)(3)	Form of Notice of Restricted Stock Grant and Restricted Stock Award Agreement under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(4)	Form of Notice of Restricted Stock Grant and Restricted Stock Award Agreement under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan for November 2013 Awards (incorporated by reference to Exhibit 10.11 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2013).

(d)(5)	Form of Notice of Stock Option Award Agreement under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan for November 2013 Awards (incorporated by reference to Exhibit 10.12 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2013).

(d)(6)	Form of Notice of Restricted Stock Grant and Restricted Stock Award Agreement under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan for October 2012 awards (incorporated by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2012).

(d)(7)	Form of Notice of Restricted Stock Grant and Restricted Stock Award Agreement under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan for October 2011 awards (incorporated by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2011).

(d)(8)	Form of Notice of Restricted Stock Grant and Restricted Stock Award Agreement under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan for November 2010 awards (incorporated by reference to Exhibit 10.7 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2010).

(d)(9)	Form of Notice of Restricted Stock Grant and Restricted Stock Award Agreement under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan for November 2009 awards (incorporated by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009).

(d)(10)	Form of Notice of Stock Option Grant and Stock Option Award Agreement under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.10 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2012) .

(d)(11)	Form of Notice of Stock Option Grant and Stock Option Award Agreement under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(12)	Amended and Restated Employment Agreement between the Registrant and Anthony J. Park, effective as of October 10, 2008 (incorporated by reference to Exhibit 10.11 to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(13)	Amendment effective February 4, 2010 to Amended and Restated Employment Agreement between the Registrant and Anthony J. Park, effective as of October 10, 2008 (incorporated by reference to Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009).

(d)(14)	Amendment effective July 1, 2012 to Amended and Restated Employment Agreement between the Registrant and Brent B. Bickett, effective as of July 2, 2008. (incorporated by reference to Exhibit 10.7 to Registrant’s Current Report on Form 8-K filed on July 3, 2012).

(d)(15)	Amendment effective August 27, 2013 to Amended and Restated Employment Agreement between the Registrant and William P. Foley, II, effective as of July 2, 2008 (incorporated by reference to Registrant’s Current Report on Form 8-K filed on January 15, 2014).

(d)(16)	Amended and Restated Employment Agreement between the Registrant and William P. Foley, II, effective as of July 2, 2008 (incorporated by reference to Exhibit 10.14 to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(17)	Amended and Restated Employment Agreement between the Registrant and Raymond R. Quirk, effective as of October 10, 2008 (incorporated by reference to Exhibit 10.16 to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(18)	Amendment effective February 4, 2010 to Amended and Restated Employment Agreement between the Registrant and Raymond R. Quirk, effective as of October 10, 2008 (incorporated by reference to Exhibit 10.21 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009).

(d)(19)	Amended and Restated Employment Agreement between the Registrant and Michael L. Gravelle, effective as of January 30, 2013 (incorporated by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2012).

(d)(20)	Fidelity National Title Group, Inc. Annual Incentive Plan (incorporated by reference to Annex B to the Registrant’s Schedule 14A filed on April 11, 2011).

(d)(21)	Fidelity National Financial, Inc. Deferred Compensation Plan, as amended and restated, effective January 1, 2009, amended as of February 1, 2012 (incorporated by reference to Exhibit 10.18 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(22)	Amended and Restated Employment Agreement between the Registrant and Peter T. Sadowski, effective as of February 4, 2010 (incorporated by reference to Exhibit 10.25 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2012).

(d)(23)	Form of Notice of Long-Term Investment Success Performance Award Agreement — Tier 1 under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013).

(d)(24)	Form of Notice of Long-Term Investment Success Performance Award Agreement — Tier 2 under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013).

(d)(25)	The Fidelity National Financial, Inc. 2013 Employee Stock Purchase Plan, as amended and restated, as of June 18, 2014 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form S-8 filed on July 3, 2014).

(d)(26)	Form of Notice of Long-Term Investment Success Performance Award Agreement under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014).

(d)(27)	Form of Notice of Restricted Stock Grant and Restricted Stock Award Agreement Under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan for September 2014 (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014).

(d)(28)	Amended and Restated Employment Agreement between Fidelity National Financial, Inc. and William P. Foley, II (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K for January 9, 2015).

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2015	FIDELITY NATIONAL FINANCIAL, INC.

	By:	/s/ Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, General Counsel and Corporate Secretary

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated February 23, 2015.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 23, 2015.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 23, 2015.

(a)(1)(F)	Letter to Fidelity National Financial, Inc. 401(k) Profit Sharing Plan Participants, dated February 23, 2015.

(a)(1)(G)	Direction Form for Participants in the Fidelity National Financial, Inc. 401(K) Profit Sharing Plan, dated February 23, 2015.

(a)(1)(H)	Letter to Holders of Certificates for FNF Class A Common Stock or Fidelity National Title Group, Inc. Common Stock, dated February 23, 2015.

(a)(1)(I)	Summary Advertisement, dated February 23, 2015.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release issued by Fidelity National Financial, Inc. on February 23, 2015.

(a)(5)(B)	Press release issued by Fidelity National Financial, Inc. dated February 18, 2015 (incorporated by reference to Exhibit 99.1 to the Registrant’s SC TO-C filed on February 18, 2015).

(a)(5)(C)	FNFV Investor Presentation Winter 2015, dated February 18, 2015 (incorporated by reference to Exhibit 99.1 to the Registrant’s SC TO-C filed on February 18, 2015).

(b)	None.

(d)(1)	Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan, as amended and restated, effective as of August 4, 2014 (incorporated by reference to Exhibit 99.1 to the Registrant’s Form S-8 filed on August 15, 2014).

(d)(2)	Fidelity National Title Group, Inc. Employee Stock Purchase Plan, effective as of September 26, 2005 (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013).

(d)(3)	Form of Notice of Restricted Stock Grant and Restricted Stock Award Agreement under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(4)	Form of Notice of Restricted Stock Grant and Restricted Stock Award Agreement under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan for November 2013 Awards (incorporated by reference to Exhibit 10.11 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2013).

(d)(5)	Form of Notice of Stock Option Award Agreement under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan for November 2013 Awards (incorporated by reference to Exhibit 10.12 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2013).

(d)(6)	Form of Notice of Restricted Stock Grant and Restricted Stock Award Agreement under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan for October 2012 awards (incorporated by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2012).

(d)(7)	Form of Notice of Restricted Stock Grant and Restricted Stock Award Agreement under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan for October 2011 awards (incorporated by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2011).

(d)(8)	Form of Notice of Restricted Stock Grant and Restricted Stock Award Agreement under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan for November 2010 awards (incorporated by reference to Exhibit 10.7 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2010).

(d)(9)	Form of Notice of Restricted Stock Grant and Restricted Stock Award Agreement under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan for November 2009 awards (incorporated by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009).

(d)(10)	Form of Notice of Stock Option Grant and Stock Option Award Agreement under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.10 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2012) .

(d)(11)	Form of Notice of Stock Option Grant and Stock Option Award Agreement under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(12)	Amended and Restated Employment Agreement between the Registrant and Anthony J. Park, effective as of October 10, 2008 (incorporated by reference to Exhibit 10.11 to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(13)	Amendment effective February 4, 2010 to Amended and Restated Employment Agreement between the Registrant and Anthony J. Park, effective as of October 10, 2008 (incorporated by reference to Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009).

(d)(14)	Amendment effective July 1, 2012 to Amended and Restated Employment Agreement between the Registrant and Brent B. Bickett, effective as of July 2, 2008. (incorporated by reference to Exhibit 10.7 to Registrant’s Current Report on Form 8-K filed on July 3, 2012).

(d)(15)	Amendment effective August 27, 2013 to Amended and Restated Employment Agreement between the Registrant and William P. Foley, II, effective as of July 2, 2008 (incorporated by reference to Registrant’s Current Report on Form 8-K filed on January 15, 2014).

(d)(16)	Amended and Restated Employment Agreement between the Registrant and William P. Foley, II, effective as of July 2, 2008 (incorporated by reference to Exhibit 10.14 to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(17)	Amended and Restated Employment Agreement between the Registrant and Raymond R. Quirk, effective as of October 10, 2008 (incorporated by reference to Exhibit 10.16 to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(18)	Amendment effective February 4, 2010 to Amended and Restated Employment Agreement between the Registrant and Raymond R. Quirk, effective as of October 10, 2008 (incorporated by reference to Exhibit 10.21 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009).

(d)(19)	Amended and Restated Employment Agreement between the Registrant and Michael L. Gravelle, effective as of January 30, 2013 (incorporated by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2012).

(d)(20)	Fidelity National Title Group, Inc. Annual Incentive Plan (incorporated by reference to Annex B to the Registrant’s Schedule 14A filed on April 11, 2011).

(d)(21)	Fidelity National Financial, Inc. Deferred Compensation Plan, as amended and restated, effective January 1, 2009, amended as of February 1, 2012 (incorporated by reference to Exhibit 10.18 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(22)	Amended and Restated Employment Agreement between the Registrant and Peter T. Sadowski, effective as of February 4, 2010 (incorporated by reference to Exhibit 10.25 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2012).

(d)(23)	Form of Notice of Long-Term Investment Success Performance Award Agreement — Tier 1 under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013).

(d)(24)	Form of Notice of Long-Term Investment Success Performance Award Agreement — Tier 2 under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013).

(d)(25)	The Fidelity National Financial, Inc. 2013 Employee Stock Purchase Plan, as amended and restated, as of June 18, 2014 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form S-8 filed on July 3, 2014).

(d)(26)	Form of Notice of Long-Term Investment Success Performance Award Agreement under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014).

(d)(27)	Form of Notice of Restricted Stock Grant and Restricted Stock Award Agreement Under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan for September 2014 (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014).

(d)(28)	Amended and Restated Employment Agreement between Fidelity National Financial, Inc. and William P. Foley, II (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K for January 9, 2015).

(g)	None.

(h)	None.